July 7, 2025

Andrew Emerson
Chief Financial Officer and Treasurer
IDEXX Laboratories Inc.
One IDEXX Drive
Westbrook, Maine 04092

       Re: IDEXX Laboratories Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 21, 2025
           File No. 000-19271
Dear Andrew Emerson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences